

February 3, 2015

Marie L. Perry
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

      Re: **Brinker International, Inc.**
             Form 10-K for the Fiscal Year Ended June 25, 2014
             File No. 001-10275

Dear Ms. Perry:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 25, 2014

General

1. You stated in your letter to us dated March 14, 2012 that you had a development agreement pursuant to which a Chili's restaurant was opened in Tartous, Syria, and nine more such restaurants could be developed in that country. We note that the Chili's website lists the restaurant operating in Tartous, Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter. You should describe any goods, services or funds you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page F-8

3. Please revise your discussion of cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

10. Fair Value Disclosures

(b) Other Financial Instruments, page F-29

4. Please revise to disclose the appropriate fair values in a tabular format as required by ASC 820-10-50-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief